Exhibit 99.2

KOREA MILESTONE ACQUISITION CORPORATION

NOMINATING COMMITTEE CHARTER

Adopted ___________, 2008

I. PURPOSE

The Nominating Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Korea Milestone Acquisition Corporation (the “Company”). The primary function of the Committee is to identify individuals qualified to become Board members consistent with criteria approved by the Board, and to select, or recommend that the Board select, the director nominees for each annual meeting of shareholders or when vacancies occur.

II. COMPOSITION

The Committee shall be comprised of three (3) or more directors as determined by the Board, each of whom shall meet the independence and experience requirements of the Rules of the NASDAQ Stock Market, subject to any compliance grace periods and applicable exceptions permitted thereunder, and any other applicable laws and regulations.

The members of the Committee shall be elected by a majority of the Board and any vacancies on the Committee shall be filled by a majority of the Board. Unless a Chair of the Committee is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. RESPONSIBILITIES AND DUTIES

The following are activities of the Committee designed to promote the fulfillment of its functions as described in this Charter (these functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances):

1. The Committee shall assist the Board in determining the desired experience, skill level and other criteria and qualities appropriate for Board membership. In considering candidates to serve as directors, the Committee will consider all factors it deems relevant, including: intelligence, personal integrity and sound judgment; business and professional skills and experience; familiarity with our business and their respective industries in general; independence from management; ability to devote sufficient time to Board business; commitment to regularly attend and participate in meetings of our Board and its committees; and concern for the long-term interests of the shareholders.

2. The Committee shall actively seek individuals qualified to become members of the Board, consistent with criteria approved by the Board, and shall recommend director nominees for selection by the Board for nomination to fill expiring terms of directors of each annual meeting of shareholders. In seeking candidates for directors, members of our Committee may (a) use their business, professional and personal contacts; (b) accept the recommendations from other Board members, shareholders or management; and/or (c) engage a professional search firm.

3. If the Company is legally required by contract or otherwise to provide third parties with the ability to nominate and/or appoint directors (for example preferred share rights to elect directors upon failures to pay dividends as specified in the rights, preferences and privileges of such preferred shares, shareholder agreements or management agreements), the selection and nomination of such directors shall be subject to the Committee process described in paragraphs 1 and 2 above.

4. To be considered by the Committee, a shareholder recommendation for a nominee must be made in writing to the Company’s principal executive offices, located as of the date hereof at SoftForum Building, 8th Floor, 545-7 Dogokdong, Gangnam, Seoul, Korea 135-170, Attention: Nominating Committee, no later than forty-five (45) days before the date on which the proxy statement for the previous year’s annual meeting of shareholders was first mailed to shareholders. Such communication should: (a) describe why the candidate meets the Board’s criteria described above; (b) include the candidate’s and recommender’s names and addresses and provide biographical information about the recommended candidate that would be required if the candidate were to be nominated; and (c) include the proposed nominee’s written consent to serve as a nominee, if nominated, and as a director, if elected. In considering shareholder recommendations for nominees, the Committee may request additional information concerning the nominee or the applicable shareholder or shareholders. Shareholder recommendations that meet the requirements set forth above will be considered by our Committee using the same criteria as other candidates. The foregoing applies only to recommendations. Actual nominations by shareholders or others, if and to the extent permitted, must be made in accordance with the Company’s governance documents and applicable laws.

5. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

6. The Committee shall make regular reports to the Board.

7. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

8. The Committee shall perform such other duties as the Board may assign to it from time to time.

IV. GENERAL PROVISIONS

It is expected that the Committee will meet at least once a year or more frequently as the circumstances require. Meetings of the Committee shall be called and held, and the Committee may act by unanimous written consent in lieu of a meeting, as provided in the Company’s governance documents. Members of the Committee may participate in a meeting of the Committee by means of a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other.

The Committee is by this Charter delegated the powers of the Board necessary to carry out its purposes, responsibilities and duties provided in this Charter or reasonably related to those purposes, responsibilities and duties.

The Committee may form and delegate authority to subcommittees of one (1) or more members when appropriate. Any subcommittee shall be subject to this Charter. The decisions of any subcommittees to which authority is delegated under this paragraph shall be presented to the full Committee at its next regularly scheduled meeting.

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